Exhibit 99.2

Seasoned Investment Banker Dan McClory Acquires Majority Stake in Brera Holdings

Brera’s Executive Chairman triples his investment

DUBLIN, Ireland and MILAN, Italy, March 06, 2024 (GLOBE NEWSWIRE) -- Brera Holdings PLC (“Brera Holdings”, “Brera” or the “Company”) (Nasdaq: BREA) announces today that its Executive Chairman, Daniel J. McClory, an experienced figure in the investment banking world, has acquired a majority stake in Brera Holdings, the first publicly-traded multi-club ownership (“MCO”) company in global football (American soccer).

“I believe that this strategic move underscores the robust confidence Mr. McClory places in Brera’s potential and heralds in a new era of international focus and expansion beyond the Company’s Italian roots,” stated Pierre Galoppi, Brera’s Chief Executive Officer.

Daniel J. McClory is an international investor, investment banker and venture philanthropist, who brings unparalleled expertise, vision, and commitment to Brera, as evidenced by this recent acquisition of 4,550,000 Class A Ordinary Shares, for a total holding of 6,850,000 Class A Ordinary Shares, cementing a 54.5% ownership position and securities entitling him to 83.7% of the total votes of the Company.

Mr. McClory has extensive experience founding and financing growth companies and executing equity capital markets and merger & acquisition transactions. Dan’s principal and advisory deals have spanned North and South America, Europe, Africa and Asia. His teams have ranked in the Top Ten of league tables for placement agents and won “Deal of the Year” at the M&A Advisor Awards.

Dan has completed IPOs and transactions for clients listed on Nasdaq, the NYSE, the London Stock Exchange, Toronto Stock Exchange, the Stock Exchange of Hong Kong, Euronext Growth, and the Irish Stock Exchange. As Founder and CEO of Irvine, California-based Boustead & Company Limited, he has led the firm’s expansion into Singapore, the UK, Switzerland, Mauritius, Monaco and Latin America.

Mr. McClory serves on the Boards of the USA Track & Field Foundation, the Eastern Michigan University Champions Advisory Board, the American Foundation of Savoy Orders, and the Alder Foundation, where he listed the first-ever foreign-funded, venture philanthropy-backed IPO on Bovespa’s Social Stock Exchange in Brazil. He is a dual U.S and Italian citizen.

Mr. Galoppi concluded, “This exciting development coincides with the welcoming of esteemed international business leaders to our Advisory Board, who not only support the Brera mission and understand the inimitable opportunities but are committed to enhancing our strategic capabilities to best position Brera for success. Together, we look forward to a future defined by growth, sustained innovation, and global reach, empowered by the trust and leadership of Mr. McClory and our all-star Advisory Board.”

ABOUT BRERA HOLDINGS PLC

Brera Holdings PLC (Nasdaq: BREA) is focused on expanding its social impact football (American soccer) business by developing a global portfolio of emerging football and other sports clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football- and sports-related consulting services.

The Company seeks to build on the legacy and brand of Brera FC, the first football club that was acquired by the Company in 2022. Brera FC, known as “The Third Team of Milan,” is an amateur football association which has been building an alternative football legacy since its founding in 2000. The Company owns the trademarked FENIX Trophy Tournament, a non-professional pan-European football competition recognized by UEFA, inaugurated in September 2021 and organized by Brera FC. “FENIX” is an acronym for “Friendly European Non-professional Innovative Xenial.” BBC Sport has called the FENIX Trophy “the Champions League for amateurs,” and Brera FC hosted the 2023 finals at Milan’s legendary San Siro Stadium. In October 2022, the Internet Marketing Association at its IMPACT 22 Conference named Brera FC as its award recipient for “Social Impact Through Soccer,” recognizing the Company’s focus at an international level with this distinction.

In March 2023, the Company expanded to Africa with the establishment of Brera Tchumene FC, a team then admitted to the Second Division League in Mozambique, a country of nearly 32 million people. Brera Tchumene FC won its post-season tournament and in November 2023 was promoted to Mocambola, the First Division in Mozambique. In April 2023, the Company acquired 90% of the European first division football team Fudbalski Klub Akademija Pandev in North Macedonia, a country with participation rights in two major Union of European Football Association (“UEFA”) competitions.

In June 2023, Brera acquired a strategic stake in Manchester United PLC. In July 2023, the Company completed the acquisition of a majority ownership in the Italian Serie A1 women’s professional volleyball team UYBA Volley S.s.d.a.r.l. In September 2023, the Company assumed control of Bayanzurkh Sporting Ilch FC, a team in the Mongolian National Premier League, which will become Brera Ilch FC when the football season resumes in March 2024. In January 2024, the Company announced the launch of a proactive search for an Italian Serie B football club target designed to bring multi-club ownership of the highest tiers of professional sports ownership to mass investors through the Company’s Nasdaq-listed shares. The Company is focused on bottom-up value creation from undervalued sports clubs and talent, innovation-powered business growth, and socially-impactful outcomes. See www.breraholdings.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football and other sports teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football or other sports, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

CONTACT INFORMATION:

FOR MEDIA AND INVESTOR RELATIONS

Pierre Galoppi, Chief Executive Officer
Brera Holdings PLC
pierre@breraholdings.com